ROSA TESTANI
212.872.8115/fax: 212.872.1002
rtestani@akingump.com

August 19, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray

Staff Attorney

Re:	Affinion Group, Inc.
Registration Statement on Form S-4
Filed July 15, 2009
File No. 333-160594

Ladies and Gentlemen:

Set forth below are the responses of Affinion Group, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 11, 2009 with respect to the Registration Statement referenced above. Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment, has been marked to indicate changes from the original Registration Statement filed on July 15, 2009. The Company has reviewed this letter and has authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

General

1.

We note that you are registering the 10 1/ 8% senior unsecured notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Attached as Exhibit A hereto is a copy of the supplemental letter filed today in response to this comment.

2.

As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business

Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

day following commencement. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day following commencement and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C. The Company currently intends to have the exchange offer expire at 5:00 p.m. on the twenty-first business day following commencement.

Forward Looking Statements, page iii

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Revisions have been made to page iii in response to this comment by deleting the specific reference to the safe harbor.

* * * *

The Company intends to request acceleration of the effectiveness of the Registration Statement as promptly as practicable after the Staff has notified the Company that the Staff has completed its review of the Amendment and this response letter and has no further comments. Please note that the Company will file the acknowledgement letter requested by the Staff at the same time that it files the written acceleration request letter.

Please do not hesitate to contact the undersigned at (212) 872-8115, Buxian Xia at (212) 872-1071 or Eunice Chang at (212) 872-8086 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Kevin Dougherty

Affinion Group, Inc.
Leonard P. Ciriello

Exhibit A

Nathaniel J. Lipman President & CEO Tel: 203-956-8857 Fax: 203-956-1021 nlipman@affiniongroup.com

August 19, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc. (the “Issuer”)
Registration Statement on Form S-4 (File No. 333-160594), as amended (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement relating to the offer to exchange (the “Exchange Offer”) the Issuer’s 10 1 /8% senior notes due 2013 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding 10 1/8% senior notes due 2013 issued on June 5, 2009 (the “Old Notes”). The Issuer hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Issuer to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Issuer nor the Subsidiary Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s and the Subsidiary Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

AFFINION GROUP, INC.

By:	/s/ Nathaniel J. Lipman
Name: Nathaniel J. Lipman
Title: President and Chief Executive Officer